Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303) 494-6309

July 9, 2010

Jennifer Thompson

Accounting Chief Branch

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 3561

Washington, D.C. 20549

Re:

China Linen Textile Industry, Ltd.

Form 20-F/A for the year ended December 31, 2008

Filed April 14, 2010

File No. 0-51625

Dear Ms Thompson:

On behalf of China Linen Textile Industry, Ltd., a Cayman Islands company (the “Company” or the “registrant”), enclosed please find our responses to your comment letter dated May 4, 2010.  Please note that the following responses should have been filed on June 25, 2010 in connection with the filing of the Company’s annual report on Form 20-F/A for the year ended December 31, 2008 that was filed on such date, but was not due to an administrative error.

Form 20-F/A filed April 14, 2010

General

1.

We note that you have included financial statements for the year ended December 31, 2007 for both China Linen Textile Industry, Ltd. and Lanxi Sunrise. If you wish to continue to provide audited financial statements for Lanxi Sunrise for the year ended December 31, 2007, explain to us in detail why it is appropriate to include these financial statements in your filing under US GAAP and our rules and regulations. Otherwise, you should only present audited financial statements for Lanxi Sunrise for the years ended December 31, 2006 and 2005.

Response:

In accordance with your comment, the registrant has removed the financial statements for Lanxi Sunrise for the year ended December 31, 2007.

Consolidated Financial Statements of China Linen Textile Industry, Ltd.

Consolidated Balance Sheets, page 45

2.

We note that the subtotals for Total Stockholders’ Equity and for Total Liabilities and Stockholders’ Equity for 2007 do not appear to be computed properly. Please revise or advise.

Response:

In accordance with your comment, the balance sheet as of December 31, 2007 has been corrected.

Consolidated Statements of Changes in Shareholders’ Equity, page 47

3.

It does not appear that you have shown the changes in each class of common shares for each period for which an income statement is required to be filed as required by Item 5-02.30 of Regulation S-X. Refer to comment 13 of our letter dated September 1, 2009, and your response to that comment dated January 28, 2010. Please revise.

Response:

In accordance with your comment, the statement of stockholders’ equity for the years ended December 31, 2007 and 2008 has been corrected to include the number of shares outstanding as required by Item 5-02.30 of Regulation S-X.

4.

We note your response to comment three of our letter dated March 25, 2010 and the presentation of the recapitalization within your Statements of Changes in Shareholders’ Equity. As your response to comment five of our letter dated March 25, 2010 does not address our prior comment three, we reissue our prior comment three. Please explain to us how your current presentation of the recapitalization is supported by US GAAP, including citing the applicable accounting literature and explaining why your current presentation represents the substance of’ the reverse merger, or revise your Statements of Changes in Shareholders’ Equity and presentation of earnings per share as requested in our prior comments.

Response:

In accordance with your comment, the Company has restated its statement of stockholders’ equity for the year ended December 31, 2007 and 2008 to properly account for the recapitalization of the company with Bright.  The Company has retroactively restated the equity of Bright prior to the merger date in a manner similar to a share split.  The shares held by the former shareholders of China Linen have been effectively reflected on a separate line item during 2008 statement of stockholder’s equity.  Please see revised statement of stockholders’ equity.

5.

We note your response to comment four of our letter dated March 25, 2010. As your response to comment five of our letter dated March 25, 2010 does not address our prior comment four, we reissue our prior comment four. Please provide us with a Statement of Shareholders’ Equity for Bright prior to the reverse merger for the year ended December 31, 2007 and the interim period from January 1, 2008 though July 8, 2008.

Response:

The statement of shareholders’ equity for Bright prior to the reverse merger and the interim period from January 1, 2008 to July 8, 2008 is as follows:

Bright International Group Co., Ltd.
THE STATEMENT OF SHAREHOLDERS’ EQUITY
For the Year Ended December 31, 2007 and the Interim period from January 1, 2008 through July 8, 2008
(Stated in U.S. Dollars)
						Accumulated
			Additional			Other
	Common Stock		Paid-in	Statutory	Retained	Comprehensive
	Number of Shares	Amount	Capital	Reserve	Earnings	Income	Total

Balance at January 1, 2007		$ -	$ -	$ -	$ -	$ -	$ -
Issued Capital	100	1,000					1,000
Net income		-	-	-	(2,720)	-	(2,720)
							-

Balance at December 31, 2007	100	1,000	-	-	(2,720)	-	(1,720)

Net income		-	-	-	-	-	-

Balances at July 8, 2008	100	$ 1,000	$ -	$ -	$ (2,720)	$ -	$ (1,720)

Note 20. Earnings Per Share, page 67

6.

We note that you have used 20,100,003 as the weighted average number of share outstanding in your calculation of earnings per share for the year ended December 31, 2007 and 2008. As these shares were not outstanding for the entire year, this does not appear to be appropriate. Please refer to ASC 260-10.  Also refer to comment four above in this letter.

Response:

In accordance with your comment, the registrant has amended the weighted average number of shares outstanding in its calculation of earnings per share for the years ended December 31, 2007 and 2008 of its consolidated financial statements.  Please refer to the below calculation:

	Year 2008	Year 2007

Number of shares deemed to be outstanding from January 1, 2007 to December 31, 2007		18,963,005

Number of shares deemed to be outstanding from January 1, 2008 to the merger date July 9, 2008	18,963,005

Number of shares outstanding from the merger date to December 31, 2008	20,100,003

Weighted-average number of common shares outstanding	19,511,256	18,963,005

Net income	2,856,769	3,473,191
EPS	0.15	0.18

In conjunction with review of this amended filing, please note that the Company’s 2008 consolidated financial statements have been restated.  Lanxi Sunrise entered into an Advisory Agreement with Mid-Continental Securities Corp. on March 30, 2007.  Pursuant to that agreement, Mid-Continental Securities Corp., or its designees, were entitled to receive a total of 804,000 shares of common stock of the Company as compensation for services after the reverse merger.  Such shares were transferred to Mid-Continental Securities Corp. and certain of its designees by some shareholders of the Company in 2008. The Company has accounted for this event as a contribution of capital by its shareholders and recorded a charge to operations as a general and administrative expense in the amount of $844,200 for the year ended December 31, 2008.  Such shares were valued based on the closing market price of $1.05 per share on the date of transfer.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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